Exhibit 99.2

LONE OAK ACQUISITION CORPORATION

COMPLETES INITIAL PUBLIC OFFERING

Wanchai, Hong Kong, March 29, 2011 – Lone Oak Acquisition Corporation (OTC Bulletin Board: LOKAF) announced today that it consummated its initial public offering of 4,000,000 units on March 24, 2011. Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share at an exercise price of $5.00 per share.  The units were sold at an offering price of $8.00 per unit, generating gross proceeds of $32,000,000.  In addition, the Company consummated a private placement of 6,600,000 warrants to certain of the company’s directors and officers, advisory board members and/or their respective affiliates, generating gross proceeds of approximately $2,310,000. The initial public offering and the warrant offering generated aggregate gross proceeds of approximately $34,310,000.  EarlyBirdCapital acted as the lead underwriter in connection with the initial public offering.

Of the proceeds received from the consummation of the initial public offering and the warrant offering, $32,640,000 (or approximately $8.16 per unit sold in the initial public offering) was placed in trust. An audited balance sheet as of March 24, 2011 reflecting receipt of the proceeds of the initial public offering and the warrant offering will be issued by the Company and included as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company with the Securities and Exchange Commission.

Lone Oak Acquisition Corporation is a blank check company recently formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an unidentified operating business.

Information about this offering is available in the prospectus filed with the Securities and Exchange Commission, a copy of which may be obtained from EarlyBirdCapital Inc., 275 Madison Avenue, 27th  Floor, New York, New York 10016.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state. The offering of these securities will be made only by means of a prospectus.

For further information please contact:

Lone Oak Acquisition Corporation
Tel: +1(646) 450-8808 or +1(972) 985-2182